October 23, 2017

RFW Banro Investments Limited
[Redacted]

Dear Sirs,

Reference is made to that certain gold purchase and sale agreement dated as of December 31, 2015 among Banro Corporation, Twangiza Mining S.A., as Seller, and RFW Banro Investments Limited, as Purchaser, as amended by the first amendment agreement dated February 15, 2016 and the letter agreement July 12, 2017 (the “Twangiza PSA”). All capitalized terms not defined hereunder shall have the meaning given to such terms in the Twangiza PSA. For greater certainty, the “Banro Group Entities” are Banro, the Seller, Namoya Mining S.A., Banro Congo Mining S.A., Kamituga Mining S.A., Lugushwa Mining S.A., Banro Group (Barbados) Limited, Twangiza (Barbados) Limited, Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited and Namoya (Barbados) Limited.

Banro and the Seller have requested that the Purchaser agree to defer certain of its obligations under Section 2.2 of the Twangiza PSA and allow the Seller to deliver the Payable Gold that would otherwise be delivered during the period September 13, 2017 to December 31, 2017 (the “Deferral Period”) at dates set out below following January 1, 2018. The Purchaser has agreed to grant the requested deferral as set out below on the terms and conditions set out below. Notwithstanding that this Letter Agreement is dated October 23, 2017, this Letter Agreement shall be effective as of September 13, 2017.

Deferral of Deliveries (Section 2.2(a))

Pursuant to Section 2.2(a) of the Twangiza PSA, the Seller is required to deliver Refined Gold equal to the Payable Gold to the Purchaser on certain dates shortly following Gold Payments or Deliveries. The Purchaser agrees that the delivery obligations of the Seller set out in Section 2.2(a) of the Twangiza PSA in respect of the Deferral Period shall be deferred to dates following January 1, 2018 as set out below; provided that should a Banro Event of Default occur and be continuing after the date of this Letter Agreement, the Deferral Period will immediately end and the Deferred Deliveries, as set out below, shall begin no later than the 15th day of the next calendar month:

1.

The Seller shall continue to calculate the Payable Gold that would otherwise have been delivered to the Purchaser, and will deliver the documentation required in accordance with Section 2.3 of the Twangiza PSA (as well as the Monthly Report) as if deliveries of Payable Gold were being made. The aggregate Payable Gold that is the subject of this deferral being the “Deferred Payable Gold”.

2.	In addition to the Deferred Payable Gold, the Seller shall deliver to the Purchaser additional ounces of Refined Gold (the “Overdue Entitlement”) equal to 8.523% of the Deferred Payable Gold.

3.

The aggregate of the Deferred Payable Gold and Overdue Entitlement shall be delivered by the Seller to the Purchaser in eight equal deliveries of one eighth thereof no later than the 15th day of each month beginning on January 15, 2018 (each a “Deferred Delivery”).

4.

At the time of each Deferred Delivery, (i) the Seller shall, in accordance with Section 2.3(b) of the Twangiza PSA, calculate and notify the Purchaser in writing of the Gold Purchase Price for the Deferred Payable Gold so delivered, and (ii) the Purchaser shall, in accordance with Section 2.4 of the Twangiza PSA, pay for such Deferred Payable Gold within five Business Days of the Deferred Delivery.

5.

At the time of each Deferred Delivery, the Deferred Payable Gold and the Overdue Entitlement to be delivered on such date shall be adjusted so that the Gold Price on the day prior to the Date of Delivery is equal to the weighted average Gold Price for the Deferral Period, calculated by dividing (i) the sum of the products obtained by multiplying the Deferred Payable Gold on the date of each deferral by the corresponding Gold Price for such date, by (ii) the total Deferred Payable Gold for the Deferral Period, in accordance with the illustration set out below.

6.

The Payable Gold due to the Purchaser for the periods following January 1, 2018 (other than the Deferred Payable Gold and the Overdue Entitlement, together with any adjustment) shall be calculated with reference to all Produced Gold in those periods. For greater certainty, the Deferred Payable Gold and the Overdue Entitlement, together with any adjustments, shall not be treated in any way as a reduction of such Produced Gold.

[Redacted]

Secured Amount and Twangiza Priority Stream Obligations

The Parties hereby acknowledge that, as the required deliveries of Payable Gold will not have been completed during the Deferral Period, there shall be no reduction to the Secured Amount (as set out in Section 9.2(a) of the Twangiza PSA) in respect of the Deferred Payable Gold until the actual Date of Delivery of the amounts of Deferred Payable Gold, and the “Twangiza Streaming Secured Obligations” as set out in the Collateral Trust Agreement will only reduce in accordance therewith on such Dates of Delivery.

Further, the Parties hereby acknowledge that, in accordance with the Collateral Trust Agreement, the Deferred Payable Gold represents “Twangiza Priority Stream Obligations” as it is “Twangiza Payable Gold which, pursuant to the terms of the Twangiza Streaming Agreement, should have been delivered to or for the benefit of the Purchaser but which was not delivered” (as set out in the definition of “Twangiza Priority Stream Obligations” in the Collateral Trust Agreement).

General

Each of the covenants of the Seller and Banro contained herein shall also constitute a covenant under the Twangiza PSA and failure to comply herewith shall constitute a Banro Event of Default as set out in the Twangiza PSA (including, for greater certainty, subject to the cure periods set out therein which provisions remain unaffected hereby).

Each of the Parties agrees that: (i) save and except as modified by this Letter Agreement, all of the terms of the Twangiza PSA shall continue in full force and effect and shall be binding on the Parties; and (ii) the Twangiza PSA (as modified hereby), including all security and guarantees granted in connection therewith, is hereby ratified and confirmed and shall be effective as of the date written below. The Purchaser otherwise reserves all its rights and remedies in connection therewith. The Parties hereby confirm that this Letter Agreement, together with the Twangiza PSA, as further modified hereby, contain the entire agreement between the Parties.

Each of the Parties represents and warrants to each other Party that:

(a)	it has the necessary capacity and authority to enter into this Letter Agreement;

(b)	this Letter Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Letter Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Letter Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party); and

(d)

it has read this Letter Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Letter Agreement is being entered into voluntarily for the purpose set out herein.

Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Letter Agreement and to any matter or thing contemplated pursuant to this Letter Agreement.

The Parties hereby agree that the Purchaser shall have the benefit of the covenants and obligations set out herein, and has received good and valuable consideration therefor, and that each of the covenants and obligations set out herein are acknowledged by each of the present Banro Group Entities.

Each of the Parties agrees that the provisions of Sections 13.1 (Disputes and Arbitration), 13.3 (Reimbursement of Expenses), 13.7 (Governing Law), 13.8 (Notices), 13.10 (Amendments), 13.11 (Beneficiaries), 13.14 (Waivers), 13.16 (Assignment) and 13.18 (Counterparts) of the Twangiza PSA shall apply to this Letter Agreement mutatis mutandis as if expressly set out herein. For greater certainty, the Seller and Banro shall pay to the Purchaser costs and expenses incurred by the Purchaser in connection with this Letter Agreement in accordance with the terms of Section 13.3 of the Twangiza PSA.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGES TO FOLLOW]

BANRO CORPORATION

Per:	“Richard Brissenden”
Name: Richard Brissenden
Title: Chairman of the Board

TWANGIZA MINING S.A.

Per:	“Desire Sangara”
Name: Desire Sangara
Title: Chairman of the Board

Countersigned, as evidence of acceptance of the terms and conditions set forth herein, by:

RFW BANRO INVESTMENTS LIMITED

Per:	(signed)
Name: [Redacted]
Title: [Redacted]

Signature Page to Twangiza PSA (2015)